SECURITIE ... N

07003847

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47802

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comstock Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9430 Readcrest Drive

Beverly Hills (City) (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey L. Balash (310) 278-6444 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey L. Balash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comstock Partners, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 2nd day of February, 2007

Notary Public

Signature

Chairman
Title

EDWARD A. FIERRO JR.
Commission # 1681444
Notary Public - California
Los Angeles County
My Comm. Expires Aug 13, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Comstock Partners, LLC:

We have audited the accompanying statement of financial condition of Comstock Partners, LLC (the Company) as of December 31, 2006, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comstock Partners, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 15, 2007

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Comstock Partners, LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 219,157
Property and equipment, net	96,415
Investments, at estimated fair value	152,465
Total assets	$ 468,037

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 36,610
Income tax payable	900
Total liabilities	37,510
Members' equity	430,527
Total liabilities and members' equity	$ 468,037

The accompanying notes are an integral part of these financial statements.

Comstock Partners, LLC
Statement of Operations
For the Year Ended December 31, 2006

Revenue	
Fee based income	$ 182,840
Realized gains (losses)	17,838
Interest and dividend income	1,965
Total revenue	202,643
Expenses	
Occupancy	14,321
Interest	540
Professional fees	97,584
Taxes, other than income taxes	650
Other operating expenses	226,854
Reimbursed expenses	(69,249)
Total expenses	270,700
Net income (loss) before income tax provision	(68,057)
Income tax provision	1,700
Net income (loss)	$ (69,757)

The accompanying notes are an integral part of these financial statements.

Comstock Partners, LLC
Statement of Changes in Members' equity
For the Year Ended December 31, 2006

	Members' Investment Balance	Unrealized gains (losses) on Investments, at Estimated Fair Value	Total	Comprehensive Income(Loss)
Balance at December 31, 2005	$ 560,331	$ (54,005)	$ 506,326	
Net members' contributions and withdrawals	(34,022)	–	(34,022)	
Unrealized gains (losses) on investments, at estimated fair value	–	27,980	27,980	$ 27,980
Net income (loss)	(69,757)	–	(69,757)	(69,757)
Balance at December 31, 2006	$ 456,552	$ (26,025)	$ 430,527	$ (41,777)

The accompanying notes are an integral part of these financial statements.

Comstock Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ (69,757)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 7,105	
(Decrease) increase in:		
Accounts payable and accrued expenses	23,870	
Income tax payable	900	
Total adjustments		31,875
Net cash and cash equivalents provided by (used in) operating activities		(37,882)
Cash flows from investing activities:		
Purchase of investments	(4,800)	
Purchase of equipment	(14,449)	
Liquidation of investments	308,005	
Net cash and cash equivalents provided by (used in) investing activities		288,756
Cash flows from financing activities:		
Net members' contributions and distributions	(34,022)	
Net cash and cash equivalents provided by (used in) financing activities		(34,022)
Net increase (decrease) in cash and cash equivalents		216,852
Cash and cash equivalents at beginning of year		2,305
Cash and cash equivalents at end of year		$ 219,157

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$ 540
Income taxes	$ 800

Non-cash investing and financing transactions:

The Company reclassified $17,838 from unrealized gains on investments, at estimated fair value in other comprehensive income to the income statement, for investments which were sold. The remaining assets were marked to market for $10,142.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Comstock Partners, LLC (the "Company"), was formed on April 6, 1995, in the State of California as a limited liability company, and subsequently converted to a Nevada LLC on May 15, 1998. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is authorized to provided financial and business advisory services including investment advisory and private placement services to corporations, financial institutions and other businesses. The Company does not hold customer funds or safeguard customer securities.

The Company owns 50% of Comstock Capital Partners LLC ("Capital"). As of December 31, 2006, the Company's investment in Capital is valued at $34,600. See Note 3.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Property and equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of five (5) to thirty - nine (39) years by the straight-line method.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a tax based upon gross receipts.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's investments in marketable equity and debt securities are classified as "available for sale." Available for sale securities are recorded at fair value in investments, at estimated fair value on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Marketable securities are valued at market value. Securities not readily marketable are estimated by management, to approximate fair value, based on the financial information provided by independent fund managers. If pertinent information regarding not readily marketable securities are unavailable, management valued these securities at cost.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Note 2: INVESTMENTS, AT ESTIMATED FAIR VALUE

The investments, at estimated fair value, represent investments in marketable securities, securities with limited markets and investments in partnerships. The Company considers these investments as "available for sale," as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.*

The investment, at estimated fair value consisted of the following at December 31, 2006:

Securities and investments not readily marketable or with limited markets	
Comstock Capital Partners	$ 34,600
Stone Ridge Partners	37,500
Total securities and investments not readily marketable or with limited markets	72,100
Readily marketable securities	80,365
Total investments, at estimated fair value	$ 152,465

The investment in partnerships are recorded at their fair value. Securities with limited markets are recorded at their cost. These investments are considered non-allowable assets for net capital purposes. The Company included $49,104 in unrealized gains on these investments in comprehensive income at December 31, 2006.

Note 2: INVESTMENTS, AT ESTIMATED FAIR VALUE (Continued)

Readily marketable securities consist of corporate stocks and publicly traded mutual funds at their fair market value. The Company included $21,124 in unrealized losses on these investments in comprehensive income at December 31, 2006.

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

Office equipment	$ 14,256
Furniture & fixtures	40,687
Office improvement	79,213
	134,156
Less accumulated depreciation	(37,741)
Net property and equipment	$ 96,415

For the year ended December 31, 2006, depreciation expense was $7,105.

Note 4: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 5,580

Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is a Nevada LLC doing business in California. The Company is subject to a limited liability company gross receipts tax and a minimum franchise tax of $800. At December 31, 2006 the Company recorded gross receipts tax of $900, and the minimum limited liability company income tax of $800 for a total tax provision of $1,700.

Note 6: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. *48, Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the derecognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 7: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $247,066, which was $242,066 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($37,510) to net capital was 0.15 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $26,957 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 274,023
Adjustments:		
Members' equity	$ (233,663)	
Non allowable assets	207,105	
Undue concentration	(399)	
Total adjustments		(26,957)
Net capital per audited statements		$ 247,066

Comstock Partners, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital		
Members' equity		$ 430,527
Less: Non-allowable assets		
Property and equipment, net	$ (96,415)	
Non allowable investments, at estimated fair value	(72,100)	
Total non-allowable assets		(168,515)
Net capital before haircuts		262,012
Less: Haircuts and undue concentration		
Haircuts on securities and mutual funds	(10,716)	
Undue concentration	(4,230)	
Total adjustments to net capital		(14,946)
Net capital		247,066
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,501	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 242,066
Ratio of aggregate indebtedness to net capital	0.15: 1	

There was a $26,957 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006. See Note 8.

See independent auditor's report.

Comstock Partners, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirement is not applicable to Comstock Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Comstock Partners, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to Comstock Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Comstock Partners, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

Board of Directors
Comstock Partners, LLC:

In planning and performing our audit of the financial statements of Comstock Partners, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 15, 2007

END